SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2012, incorporated by reference herein:
Exhibit

99.1     Release dated May 25, 2012, entitled “JOINT UPDATE IN RESPECT OF CONDITIONS
PRECEDENT TO THE SALE AGREEMENT IN RESPECT OF THE DISPOSAL OF
DRDGOLD’S ENTIRE INTEREST IN BLYVOORUITZICHT GOLD MINING
COMPANY LIMITED (“BLYVOOR”) TO VILLAGE MAIN REEF LIMITED
(“VILLAGE”)”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: May 29, 2012
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE Share Code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
VILLAGE MAIN REEF LIMITED
(Incorporated in the Republic of South Africa)
(formerly known as Village Main Reef Gold
Mining Company (1934) Limited)
(Registration number 1934/005703/06)
JSE Share Code: VIL
ISIN: ZAE000154761
(“Village”)
JOINT UPDATE IN RESPECT OF CONDITIONS PRECEDENT TO THE SALE AGREEMENT IN RESPECT
OF THE DISPOSAL OF DRDGOLD’S ENTIRE INTEREST IN BLYVOORUITZICHT GOLD MINING
COMPANY LIMITED (“BLYVOOR”) TO VILLAGE
1.        INTRODUCTION
DRDGOLD and Village (“Parties”) shareholders (“Shareholders”) are referred to the announcements published by the Parties on the Securities Exchange News Service of the JSE Limited on 13 February 2012
(“Announcements”). The Announcements contained details of the salient terms and conditions relating to the disposal by DRDGOLD of its entire interest in Blyvoor to a wholly-owned subsidiary of Village
(“Purchaser”) (“Transaction”).
In terms of the sale of shares and claims agreement pertaining to the Transaction, DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to 74% of the total issued ordinary share capital of Blyvoor)
(“Sale Shares”) and its working capital and shareholder loan claims against Blyvoor (“Sale Claims”) to the
Purchaser.
The Transaction comprises the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser.
2.        FULFILMENT OF THE PART A SALE CONDITIONS PRECEDENT
The Parties are pleased to advise Shareholders that yesterday, the Parties received the unconditional approval of the South African Competition Commission for the Transaction. In the circumstances, there are no outstanding conditions precedent to the Part A Sale (“Part A Conditions Precedent”) and the Parties will proceed with the implementation of the Part A Sale.
Pursuant to the Part A Sale, DRDGOLD will:
•     transfer the Sale Claims to the Purchaser and Village will issue 85 714 286 new Village ordinary shares (“Consideration Shares”) to DRDGOLD, on the basis that 65 714 286 of the Consideration
Shares will be held directly by DRDGOLD whilst the remaining 20 000 000 Consideration Shares will be held by an escrow agent pending the outcome of the conditions precedent applicable to the Part
B Sale (as more fully set out in the Announcements);

•     appoint the Purchaser as its agent to render corporate services to Blyvoor on behalf of DRDGOLD under the existing Corporate Services Management Agreement between DRDGOLD and Blyvoor;
and
•     cede to the Purchaser its right to receive any dividend declared by Blyvoor in respect of the Sale
Shares.
The Part B Sale remains subject to certain conditions precedent (as more fully described in the
Announcements) and Shareholders will be advised of further progress made in this regard.
Johannesburg
25 May 2012
Corporate Advisor and Transaction Sponsor to DRDGOLD
One Capital
Attorneys to DRDGOLD
Cliffe Dekker Hofmeyr Inc.
Corporate Advisor to Village
To The Point Growth Specialists (Proprietary) Limited
Sponsor to Village
Java Capital
Attorneys to Village
Cliffe Dekker Hofmeyr Inc.